UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

PGIM Private Real Estate Fund, Inc.

(Name of Issuer)

Class I common stock, par value $0.001
Class S common stock, par value $0.001
Class D common stock, par value $0.001
Class T common stock, par value $0.001

(Title of Class of Securities)

69419Y105 (Class I common stock)
69419Y303 (Class S common stock)
69419Y204 (Class D common stock)
69419Y402 (Class T common stock)

(CUSIP Number)

Andrew French

c/o The Prudential Insurance Company of America

751 Broad Street

Newark, NJ 07102

(973) 367-2396

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 8, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON PGIM Strategic Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 shares of Class I common stock; 1,034.937 shares of Class S common stock; 1,043.768 shares of Class D common stock; 1,034.937 shares of Class T common stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 shares of Class I common stock; 1,034.937 shares of Class S common stock; 1,043.768 shares of Class D common stock; 1,034.937 shares of Class T common stock

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares of Class I common stock; 1,034.937 shares of Class S common stock; 1,043.768 shares of Class D common stock; 1,034.937 shares of Class T common stock (See Item 4)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% of Class I common stock 100% of Class S common stock 100% of Class D common stock 100% of Class T common stock
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAMES OF REPORTING PERSON The Prudential Insurance Company of America
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,208,548.783 shares of Class I common stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,208,548.783 shares of Class I common stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,208,548.783 shares of Class I common stock (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99.9% of Class I common stock
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAMES OF REPORTING PERSON Prudential Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,208,548.783 shares of Class I common stock; 1,034.937 shares of Class S common stock; 1,043.768 shares of Class D common stock; 1,034.937 shares of Class T common stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,208,548.783 shares of Class I common stock; 1,034.937 shares of Class S common stock; 1,043.768 shares of Class D common stock; 1,034.937 shares of Class T common stock

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,208,548.783 shares of Class I common stock; 1,034.937 shares of Class S common stock; 1,043.768 shares of Class D common stock; 1,034.937 shares of Class T common stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99.9% of Class I common stock 100% of Class S common stock 100% of Class D common stock 100% of Class T common stock
14	TYPE OF REPORTING PERSON (See Instructions) CO

Explanatory Note

This amendment No. 3 (“Amendment No. 3”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on July 14, 2023, as amended by amendment No. 1 thereto filed with the Commission on March 18, 2024 and amendment No. 2 filed with the Commission on June 24, 2024 (as amended, the “Schedule 13D”) related to the Class I shares of common stock, par value $0.001 per share (the “Class I Shares”), Class S shares of common stock, par value $0.001 per share (the “Class S Shares”), Class D shares of common stock, par value $0.001 per share (the “Class D Shares”) and Class T shares of common stock, par value $0.001 per share (the “Class T Shares” and collectively, the “Common Stock”) of PGIM Private Real Estate Fund, Inc., a Maryland corporation (the “Issuer”). The Issuer’s principal executive offices are at 655 Broad Street, Newark, New Jersey 07102.

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings ascribed to them in the Schedule 13D.

Item 2.	Identify and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented to include an amended and restated Annex A attached hereto.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

As of the date hereof, PGIM Strategic Investments, Inc. directly holds 1,034.937 Class S Shares, 1,043.768 Class D Shares, and 1,034.937 Class T Shares. The Prudential Insurance Company of America directly holds 4,208,548.783 Class I Shares. Prudential Financial Inc. may be deemed the beneficial owner of the Common Stock owned directly by PGIM Strategic Investments, Inc. and The Prudential Insurance Company of America.

On October 8, 2024, The Prudential Insurance Company of America purchased 261,058.738 Class I Shares at $27.58 per Class I Share for an aggregate purchase price of $7,200,000.00, which was paid for from The Prudential Insurance Company of America’s invested capital.

The Prudential Insurance Company of America participates in the dividend reinvestment plan (the “DRIP”) of the Issuer, through which holders of Common Stock may choose to have cash dividends or cash distributions automatically reinvested in Common Stock and, consequently, was issued additional Common Stock in lieu of receiving cash payments as follows:

Class of Shares	Date of DRIP Reinvestment	Amount Reinvested	Price per Share	Number of Shares
Class I Shares	06/25/2024	$439,211.46	$27.48	15,982.950
Class I Shares	07/24/2024	$441,019.13	$27.48	16,048.731
Class I Shares	08/26/2024	$442,834.25	$27.65	16,015.705
Class I Shares	09/25/2024	$444,645.62	$27.70	16,052.188

PGIM Strategic Investments, Inc. participates in the DRIP of the Issuer, through which holders of Common Stock may choose to have cash dividends or cash distributions automatically reinvested in Common Stock and, consequently, was issued additional Common Stock in lieu of receiving cash payments as follows:

Class of Shares	Date of DRIP Reinvestment	Amount Reinvested	Price per Share	Number of Shares
Class D Shares	06/25/2024	$110.29	$27.46	4.016
Class D Shares	07/24/2024	$110.72	$27.47	4.031
Class D Shares	08/26/2024	$111.15	$27.63	4.023
Class D Shares	09/25/2024	$111.58	$27.68	4.031
Class S Shares	06/25/2024	$95.60	$27.38	3.492
Class S Shares	07/24/2024	$95.93	$27.39	3.502
Class S Shares	08/26/2024	$96.26	$27.55	3.494
Class S Shares	09/25/2024	$96.58	$27.60	3.499
Class T Shares	06/25/2024	$95.60	$27.38	3.492
Class T Shares	07/24/2024	$95.93	$27.39	3.502
Class T Shares	08/26/2024	$96.26	$27.55	3.494
Class T Shares	09/25/2024	$96.58	$27.60	3.499

Item 5	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a) and (b). As of the date hereof, PGIM Strategic Investments, Inc. directly holds an aggregate of 1,034.937 Class S Shares, representing 100% of the outstanding Class S Shares; an aggregate of 1,043.768 Class D Shares, representing 100% of the outstanding Class D Shares; and an aggregate of 1,034.937 Class T Shares, representing 100% of the outstanding Class T Shares. PGIM Strategic Investments, Inc. is an indirect wholly-owned subsidiary of Prudential Financial, Inc., and as such, Prudential Financial, Inc. may be deemed the beneficial owner of the securities reported herein. The filing of this Schedule 13D shall not be construed as an admission that Prudential Financial, Inc. is the beneficial owner of any securities covered by this Schedule 13D.

The Prudential Insurance Company of America directly holds an aggregate of 4,208,548.783 Class I Shares, representing 99.9% of the outstanding Class I Shares. The Prudential Insurance Company of America is a wholly-owned subsidiary of Prudential Financial, Inc., and as such, Prudential Financial, Inc. may be deemed the beneficial owner of the securities reported herein. The filing of this Schedule 13D shall not be construed as an admission that Prudential Financial, Inc. is the beneficial owner of any securities covered by this Schedule 13D.

(c) Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons or, to the best knowledge of such persons, the persons named in Annex A, has effected any transactions in the Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 10, 2024

PGIM STRATEGIC INVESTMENTS, INC.

By:	/s/ Andrew French
Name:	Andrew French
Title:	Attorney-in-Fact

The Prudential Insurance Company of America

By:	/s/ Andrew French
Name:	Andrew French
Title:	Attorney-in-Fact

PRUDENTIAL FINANCIAL, INC.

By:	/s/ Andrew French
Name:	Andrew French
Title:	Second Vice President

Annex A

Directors and Executive Officers of the Reporting Persons

The following sets forth certain information regarding the directors and executive officers of PGIM Strategic Investments, Inc. Unless otherwise noted, the business address of each director and executive officer of PGIM Strategic Investments, Inc. is 655 Broad Street, Newark, NJ 07102.

Directors:

Name	Citizenship	Present Principal Occupation or Employment
Joseph Hsu	USA	Vice President, Financial Reporting, Controller, PGIM Strategic Investments, Inc.
Brian M. Mattia	USA	Vice President, Planning & Analysis; Director & Treasurer PGIM Strategic Investments, Inc.
Jurgen Muhlhauser	USA	Vice President, Finance; Director, PGIM Strategic Investments, Inc.

Officers:

Name	Citizenship	Present Principal Occupation or Employment
David A. Hunt	USA	Senior Vice President, PGIM President & CEO; Director & President PGIM Strategic Investments, Inc.
Brian M. Mattia	USA	Vice President, Planning & Analysis; Director & Treasurer PGIM Strategic Investments, Inc.
Jurgen Muhlhauser	USA	Vice President, Finance; Director, PGIM Strategic Investments, Inc.
Joseph Hsu	USA	Vice President, Financial Reporting; Controller, PGIM Strategic Investments, Inc.
Kathleen Denicholas	USA	Vice President, Corporate Counsel; Secretary, PGIM Strategic Investments, Inc.

The following sets forth certain information regarding the directors and executive officers of Prudential Financial, Inc. Unless otherwise noted, the business address of each director and executive officer of Prudential Financial, Inc. is 751 Broad Street, Newark, NJ 07102.

Directors:

Name	Citizenship	Present Principal Occupation or Employment
Gilbert F. Casellas	USA	Former Chairman of OMNITRU.
Martina T. Hund-Mejean	USA	Former Chief Financial Officer, MasterCard Worldwide.
Kathleen Ann Murphy	USA	Former President of Fidelity’s Personal Investing Business.
Douglas A. Scovanner	USA	Founder and Managing Member, Comprehensive Financial Strategies, LLC.
Robert M. Falzon	USA	Vice Chairman of Prudential Financial, Inc.
Wendy E. Jones	USA	Former Senior Vice President, Global Operations eBay, Inc.
Sandra Pianalto	USA	Former President and CEO, Federal Reserve Bank of Cleveland.
Christine A. Poon	USA	Former Dean and John W. Berry, Sr. Chair in Business at The Fisher College of Business at The Ohio State University.
Michael A. Todman	USA	Former Vice Chairman, Whirlpool Corporation.
Charles F. Lowrey	USA	Chairman and Chief Executive Officer, Prudential Financial, Inc.
Carmine Di Sibio	USA	Global Chairman & CEO of EY (Formerly known as Ernst & Young)

Officers:

Name	Citizenship	Present Principal Occupation or Employment
Robert M. Falzon	USA	Vice Chairman
Charles F. Lowrey	USA	Chairman and Chief Executive Officer
Yanela C. Frias	USA	Executive VP and Chief Financial Officer
Lucien A. Alziari	USA	Executive VP and Chief Human Resources Officer
Stacey Goodman	USA	Executive VP and Chief Information Officer
Timothy L. Schmidt	USA	SVP and Chief Investment Officer
Ann M. Kappler	USA	Executive VP, General Counsel and Chief Compliance Officer
Caroline Feeney	USA	Executive VP and Head of U.S. Businesses
Andrew F. Sullivan	USA	Executive VP, Head of International Businesses and PGIM
Bradley O. Harris	USA	Senior VP and Chief Actuary

The following sets forth certain information regarding the directors and executive officers of The Prudential Insurance Company of America. Unless otherwise noted, the business address of each director and executive officer of The Prudential Insurance Company of America is 751 Broad Street, Newark, New Jersey 07102.

Directors:

Name	Citizenship	Present Principal Occupation or Employment
Gilbert F. Casellas	USA	Former Chairman of OMNITRU.
Martina T. Hund-Mejean	USA	Former Chief Financial Officer, MasterCard Worldwide.
Kathleen Ann Murphy	USA	Former President of Fidelity’s Personal Investing Business.
Douglas A. Scovanner	USA	Founder and Managing Member, Comprehensive Financial Strategies, LLC.
Robert M. Falzon	USA	Vice Chairman of Prudential Financial, Inc.
Wendy E. Jones	USA	Former Senior Vice President, Global Operations eBay, Inc.
Sandra Pianalto	USA	Former President and CEO, Federal Reserve Bank of Cleveland.
Christine A. Poon	USA	Former Dean and John W. Berry, Sr. Chair in Business at The Fisher College of Business at The Ohio State University.
Michael A. Todman	USA	Former Vice Chairman, Whirlpool Corporation.
Charles F. Lowrey	USA	Chairman and Chief Executive Officer, Prudential Financial, Inc.
Carmine Di Sibio	USA	Global Chairman & CEO of EY (Formerly known as Ernst & Young)

Officers:

Name	Citizenship	Present Principal Occupation or Employment
Robert M. Falzon	USA	Vice Chairman
Charles F. Lowrey	USA	Chairman and Chief Executive Officer
Yanela C. Frias	USA	Executive VP and Chief Financial Officer
Lucien A. Alziari	USA	Executive VP and Chief Human Resources Officer
Stacey Goodman	USA	Executive VP and Chief Information Officer
Timothy L. Schmidt	USA	SVP and Chief Investment Officer
Ann M. Kappler	USA	Executive VP, General Counsel and Chief Compliance Officer
Caroline Feeney	USA	Executive VP and Head of U.S. Businesses
Andrew F. Sullivan	USA	Executive VP, Head of International Businesses and PGIM
Bradley O. Harris	USA	Senior VP and Chief Actuary

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any Common Stock.